Exhibit 99.1

TRANSALTA CORPORATION

CERTIFICATE PURSUANT TO SECTION 2.20 OF
NATIONAL INSTRUMENT 54-101 —
COMMUNICATION WITH BENEFICIAL OWNERS OF
SECURITIES OF A REPORTING ISSUER

Reference is made to the annual and special meeting (the “Meeting”) of shareholders of TransAlta Corporation (the “Corporation”) to be held on April 26, 2019. I, Scott Jeffers, Corporate Secretary of the Corporation, hereby certify, for and on behalf of the Corporation, and not in my personal capacity and without personal liability, that the Corporation:

(a)                                 has arranged to have the proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in section 2.12 of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”);

(b)                                 has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)                                  is relying on section 2.20 of NI 54-101 to abridge the time prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101 in connection with the Meeting.

The term “proxy-related materials” as used in this Certificate shall have the meaning given to it in NI 54-101.

DATED the 1st day of April, 2019.

TRANSALTA CORPORATION

by	/s/ Scott Jeffers
Name: Scott Jeffers
Title: Corporate Secretary